Exhibit (a)(1)

STATE OF DELAWARE
CERTIFICATE OF TRUST

This Certificate of Trust is filed in accordance with the provisions of the Delaware Statutory Trust Act (Title 12 of the Delaware Code, Section 3801 et. seq.) and sets forth the following:

First:  The name of the trust is Philadelphia Investment Partners New Generation Fund.

Second:  The name and address of the Registered Agent in the State of Delaware is National Registered Agents, Inc., 160 Greentree Drive, Suite 101, Dover, DE  19904.

Third:  The Trust is, or will become prior to or within 180 days following the first issuance of beneficial interests, a registered investment company under the Investment Company Act of 1940, as amended (15 U. S. C. §§ 80a-1 et. seq.).

Fourth:  (Insert any other information the trustees determine to include therein.)

By:

/s/  SALVATORE CUTRONA

Trustee(s)

Name:  Salvatore Cutrona

Typed or Printed